

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2016

Prashanth Mahendra-Rajah
Chief Financial Officer
WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, Michigan 48309-3511

**Re: WABCO Holdings Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2015**
**Response dated August 26, 2016**
**File No. 001-33332**

Dear Mr. Mahendra-Rajah:

We have reviewed your August 26, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Financial Statements

Note 16. Income Taxes, page 73

1.  We have reviewed your response to our prior comment 1. Please consider expanding your incomes taxes critical accounting policy within MD&A to include a discussion regarding your foreign earnings and their respective lower tax rates than in the U.S. given their significance to your rate reconciliation and income tax provision. Additionally, please consider disclosing the amount of profit or earnings on your operations in Belgium and effective income tax rate for each year presented, as you disclose that this country has the largest impact on your effective income tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure